Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
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eschwartz@graubard.com

May 24, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Elong Power Holding Ltd.
Draft Registration Statement on Form F-4
Filed March 18, 2024
CIK No. 0002015691

Ladies and Gentlemen:

On behalf of Elong Power Holding Ltd. (the “Company”), we hereby respond as follows to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 12, 2024, relating to the above-referenced draft Registration Statement on Form F-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth on the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form F-4

General

1.	We note your disclosure throughout this registration statement stating that “substantially all of Elong’s operations are in China.” Please revise your registration statement to address each comment in the Division of Corporation Finance’s December 20, 2021 guidance, “Sample Letter to China-Based Companies” or explain why such comments are not applicable to you. Please note that the comments direct you to where the responsive disclosure should appear and, in some instances, disclosure is required in more than one location of your prospectus. Please ensure that you address all components of each comment. Please also review the Division of Corporation Finance’s July 17, 2023 guidance, “Sample Letter to Companies Regarding China-Specific Disclosures” and comply with all applicable comments. In your response letter, please identify where you have included responsive disclosure as to each comment of the guidance or tell us why certain comments may not apply to you.

In accordance with the guidance in “Sample Letter to China-Based Companies,” the Company has revised the cover page, page 32 (“Summary of the Proxy Statement/Prospectus”) and page 59 (“Risk Factors—Risks Related to Doing Business in China — Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations”) to disclose that the Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries and such structure involves unique risks to investors. We respectfully advise the Staff that neither the Company nor TMT has or intends to use a variable interest entity structure (“VIE Structure”) prior to or subsequent to the consummation of Business Combination, and substantially all of the Company’s operations are conducted through the Company’s wholly-owned subsidiaries in the PRC. We have added disclosure to such effect on the cover page and page 32 of the Registration Statement. Accordingly, the parties respectfully believe the comments under “Sample Letter to China-Based Companies” in relation to the VIE Structure are inapplicable and the Company has not revised the disclosure in the Registration Statement as a result.

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In accordance with the guidance in “Sample Letter to Companies Regarding China-Specific Disclosures,” we have revised and/or supplemented the disclosure on the cover page, page 32 (“Summary of the Proxy Statement/Prospectus”) and pages 59 to 69 (“Risk Factors— Risks Related to Doing Business in China”) regarding: (i) the legal and operational risks associated with being based in or having the majority of the company’s operations in China; (ii) recent statements and regulatory actions by China’s government; (iii) the impact of the HFCAA and determinations of the PCAOB thereunder; and (iv) the impact of PRC law on the flow of cash and assets through the organization. In particular, please refer to the following risk factors:

●	Because substantially all of Elong’s operations are in China, Elong’s, and following the consummation of the Business Combination, New Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong. (Page 60)

●	The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert oversight over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of Elong Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s, and following the consummation of the Business Combination, New Elong’s business, results of operations, financial condition, and the value of New Elong’s securities. (Page 60)

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●	Elong may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its PRC subsidiaries to make payments to Elong could have a material and adverse effect on its ability to conduct its business. (Page 67)

●	Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor. (Page 69)

2.	The disclosures in your registration statement relating to Newbridge Securities Corporation, your financial advisor, and the fairness opinion render Newbridge Securities Corporation an expert within the meaning of Securities Act Section 7. As a result, the advisor must file a consent to be named in the registration statement pursuant to Securities Act Section 7(a) and Rule 436. Please file the consent as an exhibit to the registration statement.

We have included this consent as Exhibit 99.5 to the Registration Statement as requested.

3.	We note your disclosure on page 18 stating that the “Sponsor and TMT’s directors, officers, advisors and their respective affiliates may purchase TMT Ordinary Shares, TMT Units or TMT Rights in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination.” Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

We hereby confirm that all purchases will be made in compliance with Question 166.01 of the Compliance and Disclosure Interpretations, Tender Offer Rules and Schedules (the “Interpretation”). In accordance with the Interpretation, the Registration Statement states that (a) all purchases will be at a price no higher than the price offered through the redemption process, (b) any shares so purchased will not be voted in favor of approving the Business Combination, (c) the Sponsor and the other Insiders have waived their redemption rights with respect to all TMT Ordinary Shares owned by them, and (d) in connection with any such purchases prior to the extraordinary general meeting, TMT will file a current report on Form 8-K to disclose (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which TMT has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Business Combination. See pages 18-19 of the Registration Statement. Accordingly, we respectfully submit that any such purchases will comply with Rule 14e-5 under the Exchange Act.

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4.	Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any firm engaged in connection with TMT’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for TMT’s initial public offering.

TMT acknowledges the Staff’s comment and advises that it has not received any such notice from Maxim Group LLC, the representative of the underwriters of TMT’s initial public offering, or any other party. TMT also advises that there is no deferred underwriting compensation owed by TMT for its initial public offering.

Cover Page

5.	We note your disclosure on page 198 that Xiaodan Liu, through Gracedan Co., Limited, will hold 86.9% of the company’s voting power after the business combination. Please revise your disclosure where you describe the issuances to the supporting shareholder to make this clear. Please also provide the potential voting percentage if the 9,000,000 earnout shares are issued. In addition, please clarify whether the company will be a controlled company after the completion of the business combination. Finally, please add a discussion in Risk Factors that describes the risks associated with the concentration of voting control of the combined company.

We have revised the disclosure on the cover page and on pages 8, 52, 188 and 200 of the Registration Statement as requested.

Table of Contents, page i

6.	Please add the annexes to the table of contents. In addition, please refile annexes B and E in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

We have revised the table of contents in the Registration Statement and refiled annexes B and E in text-searchable format as requested.

Questions and answers about the TMT Shareholder Proposals, page 7

7.	Please add a question and answer that addresses interests of TMT’s directors and officers and others in the business combination as disclosed on page 28.

We have revised the disclosure on page 20 of the Registration Statement as requested.

Redemption Rights, page 26

8.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

We have revised the disclosure on the cover page and pages 14, 27, and 104 of the Registration Statement as requested.

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Risk Factors, page 38

9.	We note your disclosure in the second paragraph of this section that the risk factors described are not necessarily exhaustive. Please revise to represent that the discussion includes the material factors that make an investment in the company speculative or risky. Refer to Item 105 of Regulation S-K.

We have revised the disclosure on page 39 of the Registration Statement as requested.

10.	Please revise this section to add a risk factor to prominently highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. As applicable, clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants and clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

TMT respectfully advises the Staff that it did not issue any warrants in its initial public offering. Accordingly, the parties respectfully believe this comment is inapplicable and we have not revised the disclosure in the Registration Statement as a result.

Extraordinary General Meeting of TMT Shareholders, page 74

11.	We note your disclosure on page 120 stating that the “presiding officer may adjourn the extraordinary general meeting, for example, in order to permit further solicitation of proxies and votes.” Please revise your disclosure here to clearly reflect that discretionary authority may not be exercised to vote in favor of an adjournment proposal. See Exchange Act Rule 14a-4.

We have revised the disclosure on page 125 of the Registration Statement as requested.

PIPE Financing, page 81

12.	Please update your disclosure regarding the PIPE Financing if you enter into subscription agreements with PIPE investors. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to subscription agreements with PIPE Investors contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

The Staff’s comment is duly noted. We will update the disclosure in the Registration Statement to provide the requested information if and when the parties enter into subscription agreements with PIPE investors as requested.

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Indemnification, page 82

13.	Please revise to provide disclosure of the Commission’s position on indemnification for Securities Act liabilities in the prospectus instead of in Part II. See Item 510 of Regulation S-K and Item 9 of Form F-4.

We have revised the disclosure on page 190 of the Registration Statement to include the information on the Commission’s position on indemnification as requested.

Proposal 1: The Business Combination Proposal

Background of the Business Combination, page 85

14.	We note your disclosure on page 88 that Mr. Kenan Gong did not participate in certain meetings with Elong’s management team. Please explain why he did not participate in such meetings.

TMT respectfully advises the Staff that Mr. Kenan Gong did not participate in certain of the meetings held on November 30, 2023 because he had prior commitments at the time of such meetings. We have revised the disclosure on page 93 of the Registration Statement to reflect this fact.

Certain Unaudited Elong Prospective Financial Information, page 97

15.	Please provide disclosure of whether the projections provided in the registration statement are in line with your historic operating trends. If not, provide your reasoning as to why the change in trends is appropriate or assumptions are reasonable.

We have revised the disclosure on page 102 of the Registration Statement to state that projected revenue was not in line with historical trends and to provide the reasons for the expected diversion from the historical trend, as requested.

16.	We note your disclosure stating that “projected total revenues were based on numerous assumptions specifically considered for Elong’s different revenue streams, namely power battery series revenue and energy storage system series revenue.” Please revise to provide greater specificity concerning the material assumptions underlying your projections, including quantifying the assumptions, and to clearly explain how the assumptions relate to the projected information.

We have revised the disclosure on page 102 of the Registration Statement as requested.

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Material U.S. Federal Income Tax Consequences, page 100

17.	Please remove the reference to the term “certain” in the body of this section and in all references thereto, including on page 30, to clarify that the discussion is of the material tax consequences, not merely certain material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

We have revised this section of the Registration Statement and the related references as requested.

18.	Please revise to prominently state, here and on pages 9 and 30, that counsel is not providing an opinion as to the tax consequences of the transaction, and more clearly explain why it is unable to do so. In addition, please add a corresponding discussion in Risk Factors.

We have revised the Registration Statement to include as Exhibit 8.1 an opinion of counsel as to the tax consequences of the transaction. Accordingly, we respectfully submit that it is unnecessary to revise the Registration Statement on pages 9 or 30 or add a corresponding discussion in “Risk Factors.”

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 123

19.	We note your disclosure indicating one of the conditions to the Business Combination is that TMT will have at least $5,000,001 of net tangible assets upon the consummation of the Closing, as disclosed on page 8 and elsewhere in the filing. Scenario 3 in your pro forma presentation assumes all of the TMT Public Shares are redeemed for cash which results in net tangible assets below the requisite $5,000,001 for TMT. Please revise the filing to clarify and explain how you determined the net tangible asset requirement will be satisfied under this redemption scenario.

The Staff’s comment is duly noted. The Company and TMT wish to advise the Staff that the parties are in negotiations with several PIPE investors for a potential financing that would be consummated simultaneously with the consummation of the Business Combination. The parties anticipate raising up to $15 million in such PIPE financing. As a result of the foregoing, under each of the redemption scenarios (even where all holders of Public Shares redeem such shares), the parties believe they will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination. The Company will update the disclosures in the Registration Statement, including in the pro forma presentation, to provide information on the PIPE financing once binding agreements with the PIPE investors have been executed.

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20.	Your disclosure on page 8 and elsewhere in the filing indicates that prior to the Closing, TMT will seek to enter into subscription agreements with PIPE Investors for the purchase of up to $15,000,000 in TMT Ordinary Shares in the PIPE Financing, to be consummated concurrently with the Closing. Please revise your pro forma presentation to disclose the terms of this arrangement and include the impact of the financing on the combined company, or explain why you do not believe this disclosure is necessary.

The Staff’s comment is duly noted. As indicated above in response to comments 12 and 19, we will update the information in the Registration Statement if and when the parties enter into subscription agreements with PIPE investors. However, until then, it is not possible to update the disclosure in the pro forma presentation since the parties do not currently know what the terms of the financings would be for such potential investments. For instance, if the parties enter into subscription agreements for securities other than straight common equity, the presentation in the pro forma section would be different than if the parties enter into subscription agreements for common equity. Accordingly, we respectfully have not revised the disclosure in the Registration Statement in response to this comment at this time.

Financial Statements, page FS-1

21.	Please update the financial statements for Elong and TMT and related disclosures included in the filing in accordance with Item 8 of Form 20-F.

We have updated the financial statements and related disclosures in the Registration Statement as requested.

TMT Acquisition Corp Financial Statements

Note 7 - Shareholders’ Equity, page FS-109

22.	Please tell us how you determined the Rights should be classified as equity. Please cite the specific authoritative literature you relied on.

TMT hereby advises that the following is the accounting analysis as to why the rights should be classified as equity:

Background

Each holder of a Public Right or TMT Private Placement Right will receive two-tenths (2/10) of one ordinary share upon consummation of TMT’s initial business combination (in the case of a Public Right, even if the holder of such right redeemed all Public Shares held by it in connection with the initial business combination). No additional consideration will be required to be paid by a holder of rights in order to receive such shares upon consummation of an initial business combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in TMT’s IPO. If TMT enters into a definitive agreement for a business combination in which it will not be the surviving entity (such as the Business Combination with the Company), the definitive agreement provides for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the 2/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to TMT. If TMT is unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from TMT’s assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

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Analysis

The first step in determining the accounting for an equity-linked instrument is to determine whether the equity-linked feature is freestanding or embedded in a host instrument.

As discussed under ASC Master Glossary Freestanding Financial Instrument, a financial instrument that meets either of the following conditions is freestanding:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

TMT’s Public Rights were issued as part of the TMT Units sold in the IPO and the TMT Private Placement Rights were issued as part of the TMT Units sold in a private placement simultaneously with the IPO. However, both the Public Rights and the TMT Private Placement Rights may be detached from such TMT Units. In addition, both the Public Rights and the TMT Private Placement Rights may be traded separately (subject, in the case of the TMT Private Placement Rights, to certain contractual restrictions on transfer). The TMT Rights are listed on Nasdaq under the symbol “TMTCR.” As such, both the Public Rights and the TMT Private Placement Rights should be considered as freestanding financial instruments.

In determining the classification of the Public Rights, TMT has considered the accounting guidance contained within ASC 480. ASC 480-10-25 requires the following instruments to be classified as a liability:

1.	Mandatorily redeemable financial instruments issued in the form of shares.

2.	Obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts), and

3.	Certain obligations to issue a variable number of shares where at inception the monetary value of the obligation is based solely or predominantly on:

a.	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares,

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b.	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares, or

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

The Public Rights do not meet the criteria in ASC 480-10-25, above, for liability classification and therefore are not within the scope of ASC 480. Specifically:

1.	The Public Rights are not mandatorily redeemable and issued in the form of shares, so criterion 1, above, is not applicable.

2.	The Public Rights represent an obligation to issue equity shares of TMT. They do not represent an obligation of TMT to purchase its own equity shares (criterion 2, above).

3.	The Public Rights obligate TMT to issue a fixed number of shares at the exercise price, so criterion 3, above, is also not applicable.

TMT notes that the Public Rights do not exhibit any of the characteristics in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

To be classified as an equity instrument under ASC 815-40, the Public Rights must meet two conditions:

1.	They are indexed to TMT’s stock.

2.	They meet the criteria for equity classification (i.e., TMT controls the ability to settle the rights in shares; note that these criteria are relevant even if the contract requires settlement in shares).

Each holder of a Public Right will receive two-tenths (2/10) of one share of the ordinary share upon the consummation of the initial business combination. If TMT is unable to complete an initial business combination within the required time period, the Public Right will expire worthless. As discussed in ASC 815-40-15-7, the Public Right is indexed to TMT’s own stock.

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For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met):

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares. – The settlement of the Public Rights in unregistered shares is permitted.

b.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. – TMT is authorized to issue 150 million ordinary shares with a par value of $0.0001 per share, which is sufficient to cover the issuance of the shares underlying the Public Rights.

c.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. – The Public Rights have a finite number of shares that will be issued.

d.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC. – Per the Section 3.1 and 3.5 of the Rights Agreement, under no circumstance should cash payment be required.

e.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions. – The Public Rights have no terms or clauses that will require cash payment.

f.	No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. – The Public Rights contain no such terms or clauses providing that the rights holders rank higher than the shareholders.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason. – There is no collateral required to settle any outstanding Public Rights.

As indicated above, TMT respectfully notes that the terms of the Public Rights meet all of the above criteria.

The TMT Private Placement Rights also do not meet the criteria in ASC 480-10-25, above, for liability classification and therefore are not within the scope of ASC 480. Specifically:

1.	The TMT Private Placement Rights are not mandatorily redeemable and issued in the form of shares.

2.	They do not represent an obligation of TMT to purchase its own equity shares.

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3.	The private placement rights obligate TMT to issue a fixed number of shares of common stock at the exercise price.

As discussed in ASC 815-40-15-7, the TMT Private Placement Rights are considered indexed to TMT’s own stock as each holder of the private placement right will receive two-tenths (2/10) of one share of the ordinary share upon the consummation of the initial business combination. If TMT is unable to complete an initial business combination within the required time period, the TMT Private Placement Rights will expire worthless.

Since the TMT Private Placement Rights exhibit the same features as Public Rights, the TMT Private Placement Rights met all the additional conditions in ASC 815-40-25.

Conclusion

Based upon the above analysis, TMT concluded that the Public Rights and the TMT Private Placement Rights are classified as equity under ASC 815.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc.	Xiaodan Liu, Chief Executive Officer